 Exhibit 99.152

ENCORE ENERGY COMPLETES BASELINE WELLS INSTALLATION and BEGINS DRILLING of INJECTION AND RECOVERY WELLS AT ROSITA EXTENSION

TSX.V: EU

OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Sept. 6, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced the completion and installation of all (five) baseline wells within the uranium mineralization at the 100%-owned, fully licensed Rosita Extension Project Production Authorization Area (PAA) wellfield. In addition to establishing baseline conditions in the production area, the wells returned excellent uranium values with Grade Thicknesses (GT*) ranging from 0.932 to 5.139. The Company also reports it has commenced installation of production well patterns (injection and extraction wells) at the Rosita Extension PAA, South Texas as the initial source of uranium feed for the Rosita Central In-Situ Recovery (ISR) Uranium Processing Plant.

Highlights include:

●	Baseline Drill Hole BL-41 reported 22.0 feet of mineralization grading 0.234% U3O8 from a depth of 184 feet;

●	In addition to an indication of grade of mineralization in the PAA, the baselines wells also serve to establish groundwater quality standards;

●	Commencement of installation of the production well patterns (injection and recovery wells) with 5 drill rigs are currently active at the Rosita Extension PAA drilling;

●	Commencement of hydrologic and water quality testing of the baseline and monitor wells (see enCore news release dated August 25, 2022);

●	The Rosita Extension PAA is the first production area planned as a new source of uranium for the Rosita ISR Uranium Processing Plant;

●	The Rosita Extension PAA is located within the existing Radioactive Materials License, Underground Injection Control Permit and Aquifer Exemption areas at the Rosita Project;

Please visit https://bit.ly/3CTWeT4 to view Rosita project maps and view the Rosita drill program video at: https://www.youtube.com/watch?v=DlFSTsFvPnA&t=1s. To learn more about the environmental, social and low-cost advantages of uranium in-situ recovery, visit https://encoreuranium.com/industry-and-media/in-situ-recovery/.

Rosita Extension Project – Highlights of Baseline Monitoring Wells Sampling Results

Drill Hole	Depth	Grade	Thickness	Grade
	(feet)	U3O8	(feet)	Thickness
				(GT)*
BL-40	172	0.114	13.0	1.482
BL-41	184	0.234	22.0	5.139
BL-42	229	0.243	6.5	1.580
BL-43	204	0.058	16.0	0.932
BL-44	225	0.182	8.0	1.456

All intercepts are between 210 and 245 feet below surface in saturated sands (required for ISR). The water table is located approximately 95 - 115 feet below surface.

*	Grade Thickness, or GT, is defined as the product of the mineral grade (at the .02% U3O8 cutoff) multiplied by the thickness of the mineralization at or above the cutoff value. GT values of 0.3 and above are considered to be the minimum for inclusion in a wellfield. Values of 0.45 are considered typical ISR ore-grade for shallow deposits.

Rosita Central Uranium Processing Plant (Rosita Plant)

enCore’s Rosita Plant, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing in-situ recovery (ISR) uranium plant that is completing refurbishment. The final stage of refurbishment work will be completed with the delivery of six pumps that have been delayed due to unexpected supply chain interruptions. We remain on budget and the delay is not expected to impact scheduled production startup in 2023. The Rosita Plant is designed to process uranium feed from multiple satellite operations, all located in the South Texas area, and is 1 of 11 licensed and constructed uranium processing plants in the United States, 2 of which are owned by enCore Energy.

Quality Assurance/Quality Control

All drill holes are 5.625-inch diameter rotary-mud holes. Each hole is logged with electrical and gamma methods upon completion. Any anomalous gamma readings are followed up with Prompt Fission Neutron (PFN) surveys which provide direct and accurate in-situ uranium values eliminating any concerns over disequilibrium. The Company owns and operates 2 logging trucks and 5 PFN tools.

Many uranium deposits have a degree of disequilibrium, whereby the radioactivity measured in drill holes using traditional gamma methods does not accurately correspond to ore grade, due to the continued decay of uranium daughter products including potassium, thorium, lead and bismuth relative to radium (Ra226), a significant gamma emitter. Traditionally, accurate uranium values are therefore determined by chemical assay of drill core which is time consuming and expensive.

Without accurate uranium values, the potential for inaccurate estimates of mineralization on both the high and low side is ever present. Real-time PFN analysis accurately eliminates potential errors by using neutron activation to directly detect and quantify uranium content in place down the drill hole.

The PFN tool creates very fast neutrons (14MeV) and fires 108 neutrons per second. Therefore, the neutrons emitted by the PFN tool excite, at an atomic level, in-situ uranium atoms in the drill hole, creating fast (epithermal) neutrons and slow (thermal) neutrons. The ratio of epithermal to thermal neutrons is proportional to uranium, allowing the U3O8 ore grade to be accurately calculated. This provides a relatively inexpensive and instantaneous means for accurate assaying of in-situ ore grades over large areas, and it allows for accurate ore body mapping, resource estimation, and wellfield planning.

Mark Pelizza, MSc. Geo. Eng., CPG-11821, a Director for the Company, and a Qualified Person under NI 43-101, has approved the technical disclosure in this news release.

To learn more about the environmental, social and low-cost advantages of uranium in-situ recovery, visit https://encoreuranium.com/industry-and-media/in-situ-recovery/

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 06-SEP-22

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